17008850

PUBLIC

ON SEC Mail Processing Section

MAR 02 2017

Washington DC 416

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-42399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE ROCKWELL FINANCIAL GROUP, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 W. OLD COUNTRY ROAD, Suite 3
(No. and Street)

HICKSVILLE (City) NY (State) 11801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL HALKITIS 516 499-9453
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

INCORVAIA & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

380 N. BROADWAY #404 (Address) JERICHO (City) NY (State) 11753 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Hatzkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Rockwell Financial Group Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / FINOP

Title

Notary Public

POLIZOIS P KATSAROS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KA6230576
Qualified In Queens County
My Commission Expires November 01, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rockwell Financial Group, Inc.

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

Year Ended December 31, 2016

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
380 N. BROADWAY - SUITE 408
JERICHO, NEW YORK 11753-2109

ANTHONY C. INCORVAIA, CPA

Tel: (516) 942-7600
Fax: (516) 942-3712

Independent Auditors' Report

To the Board of Directors and Stockholder of
Rockwell Financial Group, Inc.

We have audited the accompanying statement of financial condition of Rockwell Financial Group Inc. as of December 31, 2016 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Rockwell Financial Group, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockwell Financial Group, Inc. as of December 31,2016 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission and the computation for determination of reserve requirements under rule 15c3-3 of the Securities Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Rockwell Financial Group, Inc. financial statements. The computation of net capital under the rule 15c3-1 and the computation for determination of reserve requirements under rule 15c3-3 of the Securities Exchange Commission are under the responsibility of Rockwell Financial Group, Inc. Our audit procedures included determining whether the net capital under rule 15c3-1 reconciles to the financial statement or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the computation of net capital under rule 15c3-1. In forming our opinion on the computation of net capital under rule 15c3-1, we evaluated whether the computation of net capital under rule 15c3-1, included its form and content is presented in conformity with 17 C.F.R. §240. 17a-5. In our opinion, the computation of net capital under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Incorvaia & Associates

Jericho, New York
February 27, 2017

Rockwell Financial Group, Inc.
Statement of Financial Condition
December 31, 2016

ASSETS		
Current assets:		
Cash	$	85,677
Commissions receivable		26
Prepaid expenses		12,142
Total current assets		97,845
Other assets:		
Clearing firm deposit		25,000
Total other assets		25,000
Total Assets	$	122,845
LIABILITY AND STOCKHOLDER'S EQUITY		
LIABILITY		
Accrued expenses	$	85,423
Total Liability		85,423
STOCKHOLDER'S EQUITY		
Common stock, no par value, 100 shares authorized, issued and outstanding		100
Additional paid-in capital		119,845
Accumulated deficit		(82,523)
Total Stockholder's Equity		37,422
Total Liability and Stockholder's Equity	$	122,845

See accompanying notes to financial statements.